

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 29, 2018

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

> **Re:** **Sol-Gel Technologies Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 23, 2018**
> **File No. 333-220234**

Dear Mr. Seri-Levy:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Collaboration Agreements, page 69

1. We note your response to our comment issued on January 12, 2018 and note that you received the in-process research and development product candidate from a related party. Pursuant to the transfer of this product candidate from Arkin Dermatology to you, you assumed the obligation for 80% of the clinical study costs. Additionally, we note your disclosure that $5.8 million of an $8.3 million increase on research and development expenses for the nine months ended September 30, 2017 was related to the acquisition of an in-process research and development product candidate. Please present further analysis regarding a requirement to file the agreement pursuant to Item 601(b)(10)(ii)(A).

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Nathan Ajiashvili, Esq.
        Latham & Watkins LLP